PRESS RELEASE
Contact: Chuck Provini
877-700-6282

Natcore Appoints Interim Chief Financial Officer

Rochester, NY — (November 27, 2015) —The Board of Directors of Natcore Technology Inc. (TSX-V: NXT; OTCQB: NTCXF) has accepted the resignation of John Meekison as Chief Financial Officer. Mr. Meekison has resigned due to other commitments.

The Board has appointed Richard Childs, CPA, CFE to be interim CFO.

Mr. Childs has a forensic accounting practice that serves more than 100 lawyers across the United States. He is a member of the American Institute of Certified Public Accountants and the Society of Certified Fraud Examiners, as well as a member of the New Jersey State Society of CPAs. In the private sector, he served for six years as Vice President, Director of Finance and Internal Security for Deak-Perera, the foreign exchange, Swiss banking and precious metals company. In the government sector, he has served as a fraud investigator for the Office of the (NJ) Attorney General; the Supervising Accountant for the Essex County (NJ) Division of Accounts and Control; and, most recently, as the Chief of the Union County (NJ) Sheriff’s Department Economic Crime/Inspection Bureau. Mr. Childs holds a Bachelor of Science degree in accounting from Rutgers University.

Mr. Meekison will retain his position on the Natcore Board of Directors.

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